SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q4 06 Earnings Results

I.	Performance in Q4 2006 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q4 06	Q3 06	Q4 05	QoQ	YoY
Quarterly Results
Revenues	3,065	2,773	2,963	10.5%	3.4%
Operating Income	-177	-382	334	—	—
Ordinary Income	-212	-422	309	—	—
Net Income	-174	-321	328	—	—

II.	IR Event of Q4 2006 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q4 06 Earnings Results of LG.Philips LCD

4. Date & Time:	4:30 p.m. (Korea Time) on January 16, 2007 in Korean 10:00 p.m. (Korea Time) on January 16, 2007 in English

5. Venue & Method:	1) Earnings release conference in Korean:
- International conference room, 1st floor, Korea Exchange New Building, Seoul

2) Conference call in English:
- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com

6. Contact Information

1) Head of Disclosure: Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:
Kanghee Kim, Assistant, Financing Team (82-2-3777-1665)

3) Relevant Team: IR Communication team (82-2-3777-1010)

III.	Remarks

1.	Please note that the presentation material for Q4 06 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q4 06 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q4 06	Q3 06	Q4 05	QoQ	YoY
Quarterly Results
Revenues	3,065	2,773	2,963	10.5%	3.5%
Operating Income	-172	-378	328	—	—
Ordinary Income	-186	-408	334	—	—
Net Income	-145	-307	360	—	—

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q4 06	Q3 06	Q4 05	QoQ	YoY
Quarterly Results
Revenues	2,967	2,730	2,675	8.7%	10.9%
Operating Income	-151	-384	339	—	—
Ordinary Income	-207	-426	315	—	—
Net Income	-174	-321	328	—	—

Attached: 1) Press Release

2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS FOURTH QUARTER 2006 RESULTS

SEOUL, Korea – January 16, 2007 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended December 31, 2006. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on December 29, 2006, which was KRW 930.00 per US dollar.

•	Sales in the fourth quarter of 2006 increased by 11% to KRW 3,065 billion (USD 3,296 million) from sales of KRW 2,773 billion (USD 2,982 million) in the third quarter of 2006 and increased 3% compared to KRW 2,963 billion (USD 3,186 million) in the fourth quarter of 2005.

•	Operating loss in the fourth quarter of 2006 was KRW 177 billion (USD 190 million) compared to an operating loss of KRW 382 billion (USD 411 million) in the third quarter of 2006, and an operating profit of KRW 334 billion (USD 359 million) in the fourth quarter of 2005.

•	EBITDA in the fourth quarter of 2006 was KRW 559 billion (USD 601 million), an increase of 89% from KRW 295 billion (USD 317 million) in the third quarter of 2006 and a year-over-year decline of 32% from KRW 824 billion (USD 886 million) in the fourth quarter of 2005.

•	Net income in the fourth quarter of 2006 was a loss of KRW 174 billion (USD 187 million) compared to a loss of KRW 321 billion (USD 345 million) in the third quarter of 2006 and a profit of KRW 328 billion (USD 353 million) in the fourth quarter of 2005.

Ron Wirahadiraksa, CFO of LG.Philips LCD, said, “We are encouraged by our performance this quarter and the results of the enhanced cost reduction initiatives we are implementing. During the fourth quarter, we were able to reduce our COGS per square meter in KRW by 10% sequentially. In addition, we maintained finished goods inventory levels at slightly under three weeks at the end of the quarter. Further, the increasing number of long-term supply agreements we have secured, reflects our continued focus on closer customer collaboration as we head into a challenging market environment in 2007.”

“Responding to the needs of our customers and a rapidly evolving global business environment remains a key focus of LG.Philips LCD,” Mr. Wirahadiraksa continued. “We believe our strategy is strong and that the new leadership team, announced in late December, will further enhance the Company’s global standing and business capabilities.”

Fourth Quarter Financial Review

Revenue and Cost

Revenue in the three-month period ended December 31, 2006, increased by 3% to KRW 3,065 billion (USD 3,296 million) from KRW 2,963 billion (USD 3,186 million) in the corresponding period of 2005. TFT-LCD panels for TVs, desktop monitors, notebook computers and other applications accounted for 48%, 27%, 21% and 4%, respectively, on a revenue basis in the fourth quarter of 2006.

Overall, the Company shipped a total of 2.3 million square meters of net display area in the fourth quarter of 2006, a 14% increase quarter-on-quarter, with an average selling price per square meter of USD 1,414. This represents a decrease in the average selling price per square meter of net display area of approximately 3% compared to the end of the third quarter of 2006 and an average decrease of 1% from the third quarter of 2006.

The total cost of goods sold increased 2% sequentially to KRW 3,090 billion (USD 3,323 million), and increased 26% year-over-year driven by shipment growth. The cost of goods sold per square meter of net display area shipped was KRW 1.4 million (USD 1,460) for the fourth quarter of 2006, down 10% from the third quarter of 2006.

Liquidity

As of December 31, 2006, LG.Philips LCD had KRW 954 billion (USD 1,026 million) of cash and cash equivalents. Total debt was KRW 4,121 billion (USD 4,431 million), and the net debt-to-equity ratio was 46% as of December 31, 2006, compared to 57% as of September 30, 2006.

Capital Spending

Capital expenditures in the fourth quarter of 2006 were KRW 324 billion (USD 348 million) compared to KRW 1,396 billion (USD 1,501 million) in the fourth quarter of 2005, and were primarily invested in Gen 5.5, the Poland module plant, the enhancement of production efficiency, and the maintenance of existing facilities.

Utilization and Capacity

Total input capacity on an area basis increased approximately 17% sequentially in the fourth quarter, mainly attributable to the ramp up of P7, which currently averages 78,000 input sheets per month.

Outlook

The following expectations are based on current information as of January 16, 2007. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“For the first quarter of 2007, we anticipate a mid-single digit decrease percentage in total area shipments sequentially, where TV decreases by a high-teens and IT increases by a mid-single digit percentage,” commented Mr. Wirahadiraksa. “We anticipate both the ASP per square meter at the end of the first quarter of 2007 as well as the average ASP during the quarter to decline by a low-teens percentage, which is the same for both TV and IT.”

Mr. Wirahadiraksa continued, “Our COGS reduction per square meter is expected to be a mid-single digit percentage in the first quarter. Accordingly, our EBITDA margin for the first quarter of 2007 is expected to be a mid-teens percentage. Looking forward to 2007, we anticipate continued progress in our cost reduction efforts and expect that these strategies will reduce costs by 25 to 30 percent.”

“Our CAPEX guidance for 2007 remains at approximately KRW 1 trillion. Our 2007 CAPEX will be utilized for future production facilities, production efficiency enhancement and existing facility maintenance, thereby providing us with more operational flexibility,” Mr. Wirahadiraksa concluded.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on January 16, 2007, at 4:30 p.m. Korea Standard Time on the 1st floor, in the International Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EST and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 76999#.

6

About LG.Philips LCD

LG.Philips LCD Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG.Philips LCD currently operates seven fabrication facilities and four back-end assembly facilities in Korea, China and Poland. In addition, LG.Philips LCD has sales and representative offices in ten countries and has approximately 21,000 employees globally. Please visit http://www.lgphilips-lcd.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

C.H. Lee [Korea]	Joshua Hochberg [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1892
Email: ch.lee@lgphilips-lcd.com	Email: jhochberg@sloanepr.com

Media Contacts:

Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

7

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006				2005
	Three months ended Dec 31		Twelve months ended Dec 31		Three months ended Dec 31		Twelve months ended Dec 31
REVENUES	3,065,294	100%	10,624,200	100%	2,962,697	100%	10,075,580	100%
Cost of goods sold	(3,090,235)	-101%	(10,932,316)	-103%	(2,456,670)	-83%	(9,094,711)	-90%

GROSS PROFIT	(24,941)	-1%	(308,116)	-3%	506,027	17%	980,869	10%

Selling, general & administrative	(151,647)	-5%	(570,922)	-5%	(171,643)	-6%	(511,172)	-5%

OPERATING INCOME	(176,588)	-6%	(879,038)	-8%	334,384	11%	469,697	5%

Interest income	5,773	0%	29,309	0%	14,135	0%	50,622	1%
Interest expense	(53,440)	-2%	(179,199)	-2%	(26,253)	-1%	(104,928)	-1%
Foreign exchange gain (loss),net	4,469	0%	3,426	0%	(9,461)	0%	(30,500)	0%
Others, net	7,947	0%	4,026	0%	(4,253)	0%	(16,196)	0%

Total other income (expense)	(35,251)	-1%	(142,438)	-1%	(25,832)	-1%	(101,002)	-1%

INCOME BEFORE TAX	(211,839)	-7%	(1,021,476)	-10%	308,552	10%	368,695	4%

Income tax (expense) benefit	37,494	1%	252,163	2%	19,274	1%	148,317	1%

NET INCOME(LOSS)	(174,345)	-6%	(769,313)	-7%	327,826	11%	517,012	5%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

( In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006				2005
	Dec 31		Sep 30		Dec 31		Sep 30
ASSETS
Current assets:
Cash and cash equivalents	954,362	7%	471,747	3%	1,579,452	12%	2,129,456	16%
Trade accounts and notes receivable	859,300	6%	1,330,539	10%	1,266,899	9%	1,307,958	10%
Inventories	1,052,705	8%	1,148,286	8%	690,785	5%	724,954	5%
Other current assets	288,260	2%	320,707	2%	308,932	2%	248,701	2%
Total current assets	3,154,627	23%	3,271,279	24%	3,846,068	28%	4,411,069	33%

Investments and other non-current assets	781,287	6%	703,452	5%	469,109	3%	413,959	3%
Property, plant and equipment, net	9,428,048	70%	9,578,309	70%	9,199,599	67%	8,548,527	63%
Intangible assets, net	123,825	1%	181,576	1%	159,306	1%	167,933	1%

Total assets	13,487,787	100%	13,734,616	100%	13,674,082	100%	13,541,488	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Short-term debt	813,735	6%	672,720	5%	749,809	5%	794,504	6%
Trade accounts and notes payable	949,436	7%	881,443	6%	693,588	5%	730,003	5%
Other payables and accrued liabilities	1,445,618	11%	1,230,405	9%	1,695,439	12%	1,816,328	13%

Total current liabilities	3,208,789	24%	2,784,568	20%	3,138,836	23%	3,340,835	25%

Long-term debt	3,306,988	25%	3,806,675	28%	2,815,969	21%	2,822,930	21%
Other non-current liabilities	82,334	1%	71,812	1%	43,681	0%	59,528	0%

Total liabilities	6,598,111	49%	6,663,055	49%	5,998,486	44%	6,223,293	46%

Common stock and additional paid-in capital	4,064,250	30%	4,064,250	30%	4,068,328	30%	4,069,499	30%
Retained earnings	2,839,373	21%	3,013,718	22%	3,608,686	26%	3,280,838	24%
Capital adjustment	(13,947)	0%	(6,407)	0%	(1,418)	0%	(32,142)	0%
Shareholders’ equity	6,889,676	51%	7,071,561	51%	7,675,596	56%	7,318,195	54%

Total liabilities and shareholders’ equity	13,487,787	100%	13,734,616	100%	13,674,082	100%	13,541,488	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006		2005
	Three months ended Dec 31	Twelve months ended Dec 31	Three months ended Dec 31	Twelve months ended Dec 31
Net Income	(174,345)	(769,313)	327,826	517,012
Depreciation	715,314	2,593,439	492,179	1,746,901
Amortization	7,456	45,410	11,196	45,421
Others	24,518	80,253	(9,512)	68,877

Operating Cash Flow	572,943	1,949,789	821,689	2,378,211
Net Change in Working Capital	598,922	(84,289)	67,569	(269,795)

Change in accounts receivable	483,584	409,123	5,807	(398,445)
Change in inventory	95,582	(361,919)	34,097	114,503
Change in accounts payable	63,038	256,642	(27,506)	122,926
Change in others	(43,282)	(388,135)	55,171	(108,779)

Cash Flow from Operation	1,171,865	1,865,500	889,258	2,108,416
Capital Expenditures	(324,404)	(3,067,195)	(1,396,205)	(4,197,874)

Acquisition of property, plant and equipment	(330,887)	(3,075,985)	(1,379,631)	(4,166,151)
(Delivery)	(521,337)	(2,833,983)	(1,141,287)	(4,419,223)
(Other account payables)	190,450	(242,002)	(238,344)	253,072
Intangible assets investment	(2,888)	(8,251)	(2,557)	(12,704)
Others	9,371	17,041	(14,017)	(19,019)

Cash Flow before Financing	847,461	(1,201,695)	(506,947)	(2,089,458)
Cash Flow from Financing Activities	(364,846)	576,605	(43,219)	906,329
Proceeds from Issuance of common stock	0	0	162	1,401,342

Net Cash Flow	482,615	(625,090)	(550,004)	218,213

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006				2005
	Three months ended Dec 31		Twelve months ended Dec 31		Three months ended Dec 31		Twelve months ended Dec 31
REVENUES	3,065,294	100%	10,624,200	100%	2,962,697	100%	10,075,580	100%
Cost of goods sold	(3,076,094)	-100%	(10,910,267)	-103%	(2,456,269)	-83%	(9,069,848)	-90%

GROSS PROFIT	(10,800)	0%	(286,067)	-3%	506,428	17%	1,005,732	10%

Selling, general & administrative	(160,921)	-5%	(595,781)	-6%	(178,037)	-6%	(528,084)	-5%

OPERATING INCOME	(171,721)	-6%	(881,848)	-8%	328,391	11%	477,648	5%

Interest income	5,773	0%	29,309		14,135	0%	50,622	1%
Interest expense	(51,926)	-2%	(169,598)	-2%	(26,391)	-1%	(107,540)	-1%
Foreign exchange gain (loss), net	16,699	1%	52,400	0%	9,409	0%	(23,607)	0%
Others, net	14,988	0%	34,855	0%	8,334	0%	7,807	0%

Total other income (expense)	(14,466)	0%	(53,034)	0%	5,487	0%	(72,718)	-1%

INCOME BEFORE TAX	(186,187)	-6%	(934,882)	-9%	333,878	11%	404,930	4%

Income tax (expense) benefit	41,426	1%	242,103	2%	25,837	1%	136,719	1%

NET INCOME(LOSS)	(144,761)	-5%	(692,779)	-7%	359,715	12%	541,649	5%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006				2005
	Dec 31		Sep 30		Dec 31		Sep 30
ASSETS
Current assets:
Cash and cash equivalents	954,362	7%	471,747	3%	1,579,452	12%	2,129,456	16%
Trade accounts and notes receivable	859,300	6%	1,330,539	10%	1,266,899	9%	1,307,957	10%
Inventories	1,051,590	8%	1,147,575	8%	689,577	5%	723,917	5%
Other current assets	289,050	2%	326,424	2%	310,837	2%	248,029	2%
Total current assets	3,154,302	23%	3,276,285	24%	3,846,765	28%	4,409,359	33%

Investments and other non-current assets	794,998	6%	710,701	5%	492,311	4%	434,719	3%
Property, plant and equipment, net	9,485,148	70%	9,663,242	71%	9,234,104	68%	8,578,817	64%
Intangible assets, net	61,911	0%	45,380	0%	43,374	0%	42,341	0%

Total assets	13,496,359	100%	13,695,608	100%	13,616,554	100%	13,465,236	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	814,776	6%	672,853	5%	751,109	6%	794,690	6%
Trade accounts and notes payable	949,436	7%	881,443	6%	733,588	5%	730,003	5%
Other payables and accrued liabilities	1,482,955	11%	1,236,235	9%	1,660,262	12%	1,820,553	14%

Total current liabilities	3,247,167	24%	2,790,531	20%	3,144,959	23%	3,345,246	25%

Long-term debt	3,291,065	24%	3,801,984	28%	2,851,353	21%	2,875,674	21%
Other non-current liabilities	84,557	1%	75,560	1%	46,040	0%	61,138	0%

Total liabilities	6,622,789	49%	6,668,075	49%	6,042,352	44%	6,282,058	47%

Common stock and additional paid-in capital	4,036,025	30%	4,035,331	29%	4,032,878	30%	4,032,294	30%
Retained earnings	2,849,913	21%	2,994,673	22%	3,542,691	26%	3,182,976	24%
Capital adjustment	(12,368)	0%	(2,471)	0%	(1,367)	0%	(32,092)	0%
Shareholders’ equity	6,873,570	51%	7,027,533	51%	7,574,202	56%	7,183,178	53%

Total liabilities and shareholders’ equity	13,496,359	100%	13,695,608	100%	13,616,554	100%	13,465,236	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006		2005
	Three months ended Dec 31	Twelve months ended Dec 31	Three months ended Dec 31	Twelve months ended Dec 31
Net Income	(144,761)	(692,779)	359,715	541,649
Depreciation	710,783	2,597,479	492,550	1,748,385
Amortization	1,788	6,766	1,536	6,778
Others	17,499	19,560	(27,868)	81,442

Operating Cash Flow	585,309	1,931,026	825,933	2,378,254
Net Change in Working Capital	586,556	(65,526)	63,325	(269,838)

Change in accounts receivable	483,584	409,123	56,108	(400,838)
Change in inventory	95,985	(362,013)	34,267	114,540
Change in accounts payable	83,188	256,642	(27,506)	121,391
Change in others	(76,201)	(369,278)	456	(104,931)

Cash Flow from Operation	1,171,865	1,865,500	889,258	2,108,416
Capital Expenditures	(324,404)	(3,067,195)	(1,396,205)	(4,197,874)

Acquisition of property, plant and equipment	(330,887)	(3,075,985)	(1,379,631)	(4,166,151)
(Delivery)	(521,337)	(2,833,983)	(1,141,287)	(4,419,223)
(Other account payables)	190,450	(242,002)	(238,344)	253,072
Intangible assets investment	(2,888)	(8,251)	(2,557)	(12,704)
Others	9,371	17,041	(14,017)	(19,019)

Cash Flow before Financing	847,461	(1,201,695)	(506,947)	(2,089,458)
Cash Flow from Financing Activities	(364,846)	576,605	(43,219)	906,329
Proceeds from Issuance of common stock	0	0	162	1,401,342

Net Cash Flow	482,615	(625,090)	(550,004)	218,213

- These financial statements are provided for informational purposes only.

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2006
	Q4	Q3
Net Income under K GAAP	(174,345)	(320,966)
US GAAP Adjustments	29,584	13,475
Depreciation of PP&E	(655)	(655)
Amortization of IPR	9,399	9,510
Adjustment of AR discount loss	(1,408)	1,670
Capitalization of financial interests	2,121	2,767
Pension expense	2,268	509
Income tax effect of US GAAP Adjustments	3,965	(573)
ESOP	(694)	(694)
Convertible bonds (including FX valuation)	9,293	5,467
Stock appreciation right	1,533	(322)
Cash flow hedge	2,355	(3,884)
Others	1,407	(320)

Net Income under US GAAP	(144,761)	(307,491)

- These financial statements are provided for informational purposes only (Unaudited).

1 Q4 06 Q4 06 Earnings Results Earnings Results January 16, 2007 Attachment 2. Presentation Material

2
Disclaimer
Disclaimer
This presentation contains forward-looking statements.  We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.  Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through
December 31, 2006, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules.  As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q4 06 Earnings
Presentation.

3 Agenda Agenda Q4 06 Earnings Results Performance Highlights Outlook Gen 5.5 located in P8 47”W 32”W 37”W 42”W

4 Q4 06 Earnings Results Q4 06 Earnings Results

5 Q4 06 Earnings Results Q4 06 Earnings Results

Income Statement
Income Statement
Margin (%)
Q4 06        Q3 06        QoQ
Q4 05       YoY
KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
3%
26%
NA
NA
(32%)
NA
NA
11%
2%
NA
NA
89%
NA
NA
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
K GAAP (Consolidated)
(18)
(17)
(10)
(17)
8
8
7
6
17
11
28
11
(1)
(6)
18
(6)
2,773
3,019
(246)
(382)
295
(422)
(321)
3,065
3,090
(25)
(177)
559
(212)
(174)
2,963
2,457
506
334
824
309
328
(9)
(14)
11
(12)
YoY
2005 2006
5%
20%
NA
NA
(20%)
NA
NA
(13)
(13)
(5)
(12)
10
5
22
5
10,624
10,932
(308)
(879)
1,767
(1,021)
(769)
10,076
9,095
981
470
2,215
369
517
(3)
(8)
17
(7)

Balance Sheet
Balance Sheet
Q4 06              Q3 06             QoQ                  Q4 05
YoY
KRW b
Assets
Cash and cash equivalents
Inventory
Liabilities
Short-term debt
Long-term debt
Shareholders’ equity
Net debt to equity ratio (%)
(1%)
(40%)
52%
10%
9%
17%
(10%)
20
(2%)
102%
(8%)
(1%)
21%
(13%)
(3%)
(11)
K GAAP (Consolidated)
Source: Unaudited, Company financials
13,488
954
1,053
6,598
814
3,307
6,890
46
13,674
1,579
691
5,998
750
2,816
7,676
26
13,735
472
1,148
6,663
673
3,807
7,072
57

Cash Flow
Cash Flow
Q4 06       Q3 06
QoQ
Q4 05      YoY
KRW b
Net income
Depreciation & Amortization
Others
Net change in working capital
Cash flow from operations
CAPEX
Cash flow before financing
Financing activities
Proceeds from issuance
of common stock
Net change in cash
K GAAP (Consolidated)
Source: Unaudited, Company financials
(321)
672
5
(34)
322
(908)
(586)
279
0
(307)
328
503
(10)
68
889
(1,396)
(507)
(43)
0
(550)
147
50
20
633
850
584
1,434
(645)
0
789
(502)
219
35
531
283
1,072
1,355
(323)
0
1,032
(174)
722
25
599
1,172
(324)
848
(366)
0
482
2005       YoY
2006
517
1,792
69
(270)
2,108
(4,198)
(2,090)
907
1,401
218
(1,286)
846
12
186
(242)
1,131
889
(331)
(1,401)
(843)
(769)
2,638
81
(84)
1,866
(3,067)
(1,201)
576
0
(625)

9 Performance Highlights Performance Highlights

Shipments and ASP
Shipments and ASP
Total K m² *
ASP**/m² (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in K m²
ASP per m²
(USD)
1,343
1,274
1,485
1,993
2,275
$2,112
$1,953
$1,598
$1,430
$1,414
0
1,000
2,000
3,000
4,000
5,000
Q4 05 Q1 06 Q2 Q3 Q4
$0
$1,000
$2,000

11 Q4 05 Q3 06 Q4 06 Revenue: Product Mix Revenue: Product Mix Source: Company financials (Based on USD) Notebooks Monitors TVs Applications 34% 48% 38% 26% 21% 24% 4% 5% 48% 27% 21% 4%

Q4 06 Capacity Update
Q4 06 Capacity Update
P7 has achieved an average of 78K input sheets per month for the quarter
Source: Company financials
Unit: Quarterly input capacity
by Area (K m² )
P1-P3
P4
P5
P6
P7
0
1,000
2,000
3,000
Q4 05 Q1 06 Q2 Q3 Q4
412 424 421 409
368
367 359
389
490
487
494 507
929 1,082 1,082 1,092
216
452
682
2,199
2,576
2,808
3,079
412
418
534
1,211
1,032
3,607
4,000

Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
18%
28%
142%
124%
23%
39%
Q4 05 Q1 06 Q2
27%
112%
30%
Q3
10%
98%
10%
Q4 05 Q1 06 Q2 Q3
Q4
11%
112%
12%
Q4
Q4 05 Q1 06 Q2 Q3 Q4

14 Outlook Outlook

Outlook
Outlook
Source: Company financials, delivery base
Capex Schedule (KRW b)
Capex Schedule (KRW b)
549
1,064
1,221
2006 2007
Others P7 Future production facilities
2,834
566
197
252
1,015
15
Total Shipments in m²
Q1 07 vs. Q4 06
: Mid-single digit (%)
ASP per m²
shipped
End of Q1 07 vs. End of Q4 06,
Average Q1 07 vs. Average Q4 06 : Low teens (%)
– TV: Low teens (%)
– IT: Low teens (%)
COGS per m²
Q1 07 : Mid-single digit (%)
2007   : 25 to 30%
EBITDA Margin
Q1 07 : Mid teens (%)
CAPEX
2007 : Approximately KRW 1 trillion

16 Questions and Answers Questions and Answers

17 Appendix Appendix

18
US GAAP Income Statement
US GAAP Income Statement
Margin (%)
Q4 06        Q3 06        QoQ
Q4 05      YoY
KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
3%
25%
NA
NA
(65%)
NA
NA
11%
2%
NA
NA
93%
NA
NA
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
(17)
(17)
(9)
(17)
9
8
8
6
17
11
28
12
(0)
(6)
19
(5)
2,773
3,009
(236)
(378)
297
(408)
(307)
3,065
3,076
(11)
(172)
574
(186)
(145)
2,963
2,457
506
328
841
334
360
(9)
(14)
11
(11)
YoY
2005 2006
5%
20%
NA
NA
(18%)
NA
NA
(13)
(13)
(5)
(12)
10
5
22
5
10,624
10,910
(286)
(882)
1,814
(935)
(693)
10,076
9,070
1,006
478
2,223
405
542
(3)
(8)

(7)

19
US GAAP Balance Sheet
US GAAP Balance Sheet
Q4 06              Q3 06
QoQ
Q4 05            YoY
KRW b
Assets
Cash and cash equivalents
Inventory
Liabilities
Short-term debt
Long-term debt
Shareholders’ equity
Net debt to equity ratio (%)
(1%)
102%
(8%)
(1%)
21%
(13%)
(2%)
(11)
Source: Unaudited, Company financials
13,496
954
1,052
6,623
815
3,291
6,873
46
13,616
1,579
690
6,042
751
2,851
7,574
27
13,696
472
1,148
6,668
673
3,802
7,028
57
(1%)
(40%)
52%
10%
8%
15%
(9%)

US GAAP Cash Flow
US GAAP Cash Flow
Q4 06      Q3 06
QoQ
Q4 05       YoY
KRW b
Net income
Depreciation & Amortization
Others
Net change in working capital
Cash flow from operations
CAPEX
Cash flow before financing
Other financing activities
Proceeds from issuance
of common stock
Net change in cash
Source: Unaudited, Company financials
(307)
664
1
(36)
322
(908)
(586)
279
0
(307)
360
494
(28)
63
889
(1,396)
(507)
(43)
0
(550)
162
49
16
623
850
584
1,434
(645)
0
789
(505)
219
45
524
283
1,072
1,355
(323)
0
1,032
(145)
713
17
587
1,172
(324)
848
(366)
0
482
2005
YoY
2006
542
1,755
81
(270)
2,108
(4,198)
(2,090)
907
1,401
218
(1,235)
849
(60)
204
(242)
1,131
889
(331)
(1,401)
(843)
(693)
2,604
21
(66)
1,866
(3,067)
(1,201)
576
0
(625)

Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP
Source: Unaudited, Company financials
2005 2006
Cash flow hedge
Others
Convertible bonds (including FX valuation)
Stock appreciation right
ESOP
Pension expense
Income tax effect of US GAAP Adjustments
Amortization of IPR
Depreciation of PP&E
Capitalization of financial interests
Adjustment of AR discount loss
Net Income under K GAAP
US GAAP Adjustments
Net Income under US GAAP
Q4 06              Q3 06 KRW b
(174)
29
(1)
9
(1)
2
2
4
(1)
9
2
2
2
(145)
(321)
14
(1)
10
2
3
1
(1)
(1)
6
0
(4)
(1)
(307)
(769)
76
(3)
38
0
7
1
(10)
(3)
47
1
(2)
0
(693)
517
25
(3)
40
0
1
(1)
(12)
(3)
6
(2)
0
(1)
542

EBITDA Reconciliation
EBITDA Reconciliation
2,215
0
45
1,747
(148)
(51)
105
517
2005
824
0
11
492
(19)
(14)
26
328
Q4 05
295
0
13
659
(101)
(5)
50
(321)
Q3 06
(448)
0
0
846
(104)
22
74
(1,286)
YoY
1,767
0
45
2,593
(252)
(29)
179
(769)
2006
559
0
7
715
(38)
(5)
54
(174)
Q4 06
(265)
0
(4)
223
(19)
9
28
(502)
YoY
264
0
(6)
56
63
0
4
147
QoQ
EBITDA(1+2+3+4+5+6+7)
2. Interest Expense
5. Depreciation of PP&E
4. Provision (benefit) for Income Taxes
7. Amortization of Debt Issuance Cost
6. Amortization of Intangible Asset
1. Net Income
3. Interest Income
K GAAP (KRW bn)
2,223
6
7
1,748
(137)
(51)
108
542
2005
841
1
2
492
(26)
(14)
26
360
Q4 05
297
1
2
662
(100)
(5)
44
(307)
Q3 06
(409)
(1)
0
849
(105)
22
61
(1,235)
YoY
1,814
5
7
2,597
(242)
(29)
169
(693)
2006
574
1
2
711
(41)
(5)
51
(145)
Q4 06
(267)
0
0
219
(15)
9
25
(505)
YoY
277
0
0
49
59
0
7
162
QoQ
EBITDA(1+2+3+4+5+6+7)
2. Interest Expense
5. Depreciation of PP&E
4. Provision (benefit) for Income Taxes
7. Amortization of Debt Issuance Cost
6. Amortization of Intangible Asset
1. Net Income
3. Interest Income
US GAAP (KRW bn)

EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis.
We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

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24 LG.Philips LCD makes Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 16, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer